Exhibit 4.3
[FORM OF ADMINISTRATION, REGISTRAR AND TRANSFER AGENT AGREEMENT]
     AGREEMENT made as of                                         , 2006, by and between each entity listed on Exhibit A hereto (each, a “Fund”; collectively, the “Funds”), and Mintz Fund Services Inc., a company incorporated in and under the laws of the Province of Ontario, Canada and having its registered office at Suite 200, 1 Concorde Gate, North York, ON M3C 4G4, Canada (hereinafter called “MFSI”).
W I T N E S S E T H:
     WHEREAS, each Fund desires to retain MFSI to provide the services described herein, and MFSI is willing to provide such services, all as more fully set forth below;
     NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the parties hereby agree as follows:
1.	CONSTRUCTION

Unless the context requires otherwise, expressions used in this Agreement shall have the meanings given to them in the Declaration of Trust and Trust Agreement related to each Fund PROVIDED that no alteration or amendment of the said Declaration of Trust and Trust Agreement shall be effective for the purpose of this Agreement unless the parties hereto have assented thereto. References to Clauses are to Clauses of this Agreement.

2.	APPOINTMENT

2.1	The Fund HEREBY APPOINTS MFSI and MFSI HEREBY AGREES to act as administrator of the Fund with effect from • (the “Effective Date”) or at a later date as may be agreed between the parties on the terms and conditions hereinafter appearing.

2.2	MFSI shall observe and comply with the Declaration of Trust and Trust Agreement and with the applicable provisions of any Placing Memorandum or other document relating to the Funds distributed by or on behalf of the Funds and have regard to the general policy of each Fund and all resolutions of the Trustees of the Trust (the “Trustees”) of which it has notice. MFSI shall at all times exercise its powers and duties hereunder subject to and in accordance with such directions and subject at all times to the control of and review by Brookshire™ Raw Materials Management, LLC (the “Managing Owner”), in its capacity as managing owner of each of the Funds, or such other entity as shall, from time to time, be the Managing Owner. MFSI shall at all times exercise its powers and duties hereunder in accordance with the best practices and procedures of professionals engaged in MFSI’s business of providing administrative and secretarial services.

3.	DUTIES

3.1	Subject to Clause 2(2) of this Agreement, MFSI shall be responsible for the supervision of the general administration services required by each Fund in connection with its business and operation and shall be entitled to exercise each of the powers, duties and discretions as are vested in the Managing Owner and otherwise as may be customarily vested in and performed by managing owners or trustees. In particular, but without limiting the generality of the foregoing, MFSI shall:

(a)	have all necessary office facilities, equipment and personnel to enable it to carry out its functions hereunder and all general administrative services required by each Fund in connection with its business operations (other than such services as are to be rendered by other parties of which MFSI has notice);

(b)	supply the Custodian (or its agent) with such information and instructions as may be requisite to enable such persons to perform their duties and shall be responsible for the supervision of the performance by the Custodian (or its agent) of its obligations and functions;

(c)	on behalf of each Fund, as directed by the Managing Owner, effect the registration or transfer of shares in the Fund;

(d)	forthwith on receipt pay to or deposit with or to the order of the Custodian (or its agent) all monies and securities received on behalf of a Fund;

(e)	be responsible for the administration of the procedure for the issue, transfer, allotment, redemption and purchase of the units of beneficial interest (the “Units”) of each Fund in accordance with the Articles of Association and enter on the register of members of the Fund (“the Register”) all issues, allotments, transfers, conversions, redemptions, and/or purchases of shares;

(f)	be entitled to enter into such contracts in the name of the Fund as it shall consider necessary for the performance of its duties;

(g)	be responsible for keeping the Register of holders of Units in accordance with the statutory provisions for the time being in force and the Declaration of Trust and all other duties incidental thereto;

(h)	send all such circulars, notices of meetings, reports, financial statements, documents required for income tax purposes and other written material to all persons entitled to receive the same under the Declaration of Trust as the Fund may require; and

(i)	generally perform all the duties usually performed by secretaries and registrars with respect to the Trust, including the keeping and making of all statutory returns and records required to be kept and made under the laws of the Province of Ontario and the United States of America.
3.3.1	MFSI shall have the following rights in relation to the issue and redemption of the Units of each Fund:
(a)	the right, in the case of requests for the issue or transfer of Units in the applicable Fund, to determine whether the same shall be satisfied by the creation of new shares by the Fund or the transfer by MFSI or some other person pursuant to arrangements made by them or partly by issue and partly by such transfer; and

(b)	the right to transfer or procure the transfer of shares in satisfaction of applications for such shares and to purchase shares in respect of which a Fund receives or is deemed to receive a request for the redemption or purchase.

3.3.2	MFSI shall not at any time buy or sell shares of a Fund (whether for its own account or otherwise) at lower or higher prices respectively than the relevant net asset value per share or the aggregate of the relevant net asset value per share and the initial charge, as applicable on the same date.

3.3.3	MFSI shall be at liberty in the performance of its duties and in the exercise of any of the powers and discretions vested hereunder to act by responsible officers for the time being appointed for that purpose and to employ and pay an agent to perform or concur in performing any of the services required to be performed hereunder and may act or rely upon the opinion or advice of any information obtained from any qualified and reputable broker, lawyer, valuer, surveyor, auctioneer or other expert whether reporting to a Fund or MFSI or not, and MFSI shall not be responsible for any loss occasioned because of its so acting.

4.	INDEPENDENT CONTRACTOR

MFSI shall for all purposes herein be deemed to be an independent contractor and shall unless otherwise expressly provided herein have no authority to act for or represent any Fund in any way or otherwise be deemed an agent of any Fund.

5.	DELEGATION

5.1	Subject to Clause 3.3.3. hereof, MFSI shall be entitled to delegate its functions, powers, discretions, privileges and duties hereunder or any of them to any person, firm or corporation upon receipt of a Fund’s or Managing Owner’s prior written consent (which shall not be unreasonably withheld) and any such delegation may be on such terms and conditions as MFSI thinks fit and may include the power to sub-delegate, but so that MFSI shall remain liable hereunder for any act or omission of any such person, firm or corporation as if such act or omission were its own other than in respect of any such loss or damage arising directly or indirectly out of any error of judgement or mistake of law on the part of such person, firm or corporation made or committed in the performance of the duties delegated to it.

6.	FEES

6.1	Each Fund shall pay to MFSI by way of remuneration for its services hereunder such fees as set forth in Schedule I to this Agreement and as changed from time to time, as agreed between each Fund and MFSI.

6.2	In the event of any dispute arising as to the calculation of the fees payable hereunder the same shall be referred to the auditor of the applicable Fund, who shall be entitled to make such adjustments as they may in the circumstances consider appropriate and whose decision shall be regarded as the decision of an expert and not an arbitrator and shall accordingly be final and binding on the parties hereto.

6.3	Out of the fees to be paid to MFSI and other amounts payable to it hereunder, MFSI shall pay all its own expenses including the fees, charges and expenses of any person in relation to any functions or duties of MFSI delegated to such person under Clause 5 hereof.

6.4	MFSI shall pay its own expenses for performing its duties hereunder, including but not limited to:
(a)	all printing, mailing and other communication costs.

7.	TERMINATION

7.1	This Agreement shall continue and remain in force and effect for a period of one (1) year from the day hereof (the “Effective Date”) and thereafter for further successive periods of one (1) year each, in perpetuity, unless and until terminated by either party giving to the other twelve months’ written notice or such shorter notice as may be agreed between the parties.

7.2	Without prejudice to any of the rights or obligations accrued up to the time of termination, this Agreement may be terminated without notice by either party if the other:
(a)	has committed any material breach of its obligations under this Agreement and fails to make good such breach within thirty days of receipt of notice from the other requiring it so to do; or

(b)	has gone into liquidation whether voluntarily or compulsorily (except a voluntary liquidation for the purposes of reconstruction or amalgamation); or

(c)	has had a receiver appointed of all or part of its undertakings or assets or has received a notice of any proceedings or proposed proceedings for winding up.
8.	CONFLICT OF INTEREST

8.1	MFSI shall use their best efforts to ensure that any investment adviser or manager to whom MFSI may have delegated any of its duties or functions and any associated or connected person of any of them will not, without the consent of the Trustees, deal with a Fund as beneficial owner on the sale or purchase of investments to or from such Fund or otherwise deal with such Fund as principal PROVIDED THAT:
(a)	MFSI and any such investment adviser or manager and any person associated or connected with them may buy, hold and deal in any investments upon their individual account notwithstanding that similar investments may be held by such Fund;

(b)	MFSI and any such investment adviser or manager and any person associated or connected with them may become owners of Units of such Fund and may hold, dispose of or otherwise deal with the same as they think fit; and

(c)	nothing herein contained shall prevent MFSI or any such investment adviser and any person associated or connected with them from contracting or entering into any financial or other transaction with any holder of Units of such Fund or with any company or body any of whose shares or securities are held by or for the account of such Fund or from being interested in any such contract or transaction.
8.2	The duties of MFSI hereunder shall not preclude MFSI from providing services of a like nature to any other person, firm or corporation, and MFSI shall not be liable to account for any profit earned from any such transaction.

9.	LIMITATION OF LIABILITY

9.1	MFSI hereby agrees to use its best efforts and judgement and due care in exercising its duties and the authority granted to it hereunder PROVIDED THAT the applicable Fund shall indemnify and hold harmless MFSI against all claims and demands (including costs and expenses incidental thereto) which may be made against such Fund or MFSI in respect of any loss or damage suffered or sustained or alleged to have been sustained or suffered by any third party as a result of or in the course of the proper discharge of MFSI’s obligations hereunder other than loss or damage to the extent arising directly or indirectly from negligence or wilful default or misconduct on MFSI’s part or on the part of its servants or agents in performing its obligations or duties herein.

9.2	MFSI shall not be responsible to any Fund for any loss or damage (including costs and expenses incidental thereto) suffered by such Fund save to the extent that such loss or damage arises directly or indirectly from negligence or wilful default or misconduct on the part of MFSI.

10.	COPYING OF DOCUMENTS

Upon the expiration of this Agreement MFSI shall hand over to the applicable Fund, or to others as such Fund may direct, all books of account, correspondence and records relating to the affairs of that Fund which are in its possession. MFSI shall be entitled to retain copies of the said documents, and shall be entitled to reasonable reimbursement at cost for making such copies.

11.	CONFIDENCE

Neither of the parties hereto shall unless compelled so to do by any court of competent jurisdiction either before or after the termination of this Agreement disclose to any person (other than a Director, Officer, Auditor or Accountant of the party) not authorised by the relevant party to receive the same any information relating to such party or to the affairs, of such party of which the party disclosing the same shall have become possessed during the period of the Agreement and each party shall use its best endeavours to prevent any such disclosure as aforesaid.

12.	NOTICES

Any notice required to be given hereunder may be served on a party by being left at or sent by cable, telex or telecopier or by registered post to the registered office for the time being of the party (or to such other address as may be notified by either party to the other). Any notice sent by cable, telex or telecopier shall be deemed to have been serviced upon receipt and any notice given by post shall be deemed to have been served at the expiration of seventy-two hours after it is posted and in proving such service it shall be sufficient to prove that the envelope containing the notice was properly addressed and sent by registered post.

13.	VARIATIONS

No provision of this Agreement may be changed, waived, discharged or discounted, except by written agreement of both parties, which shall not be unreasonably withheld.

14.	ASSIGNMENT

Neither the benefit nor the burden of this Agreement shall be assigned by either party save with the consent of the other party which shall not be unreasonably withheld.

15.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, Canada.

16.	Several Obligations

The parties hereto acknowledge that the obligations of the Funds hereunder are several and not joint, that no Fund shall be liable for any amount owing by another Fund and that the Funds have executed one instrument for convenience only.

17.	Counterparts

This Agreement may be executed in one or more counterparts all of which taken together shall be deemed to constitute one and the same instrument.
IN WITNESS whereof the parties hereto have caused this Agreement to be signed as of the day and year first written above.

BROOKSHIRE™ RAW MATERIALS MANAGEMENT, LLC, as managing owner of each of the Funds
By:
Name:
Title:

MINTZ FUND SERVICES INC.
By:
Title:

Exhibit A
Name of Fund
Brookshire™ Raw Materials (U.S.) Core Fund;
Brookshire™ Raw Materials (U.S.) Agriculture Fund;
Brookshire™ Raw Materials (U.S.) Metals Fund;
Brookshire™ Raw Materials (U.S.) Energy Fund; and
Brookshire™ Raw Materials (U.S.) Accelerated Core Fund.

SCHEDULE I
Pursuant to Clause 6(1) of the Agreement, the fees payable to MFSI by each Fund shall be prorated across the Funds in accordance with the Nominal Net Asset Value of each Fund, equal to:
•	the greater of (i) 4,000 or (ii) the following percentage of net asset value of the Trust:
(a)	0.15% on first $150,000,000;
(b)	0.10% on next $150,000,000;
(c)	0.05% on next $200,000,000;
(d)	0.02% thereafter;
•	$50.00 per transaction (in and out only, not on exchanges); and

•	annual maintenance fee per limited owner of $100.00 (based on $500,000 minimum investment).